Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Skeena Resources Limited

We consent to the use of:

•

our report dated March 24, 2026 on the financial statements of Skeena Resources Limited (the “Company”) which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years then ended, and the related notes, and

•	our report dated March 24, 2026 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-278435) on Form S-8 and (No. 333-285911) on Form F-10 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

March 24, 2026

Vancouver, Canada